

August 7, 2012

<u>Via E-mail</u>
Víctor Grifols Roura
Chairman of the Board of Directors and
Chief Executive Officer
Grifols SA
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Vallès 08174
Barcelona, Spain

     Re: Grifols SA
              Form 20-F for the Fiscal Year Ended December 31, 2011
              Filed March 29, 2012
              File No. 001-35193

Dear Mr. Roura:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Joel Parker

              Joel Parker
              Accounting Branch Chief